July 18, 2007

Mr. James Peklenk

Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington, DC 20549

Re:	RehabCare Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 14, 2007

File No. 001-14655

Dear Mr. Peklenk:

We refer to the comment letter dated June 29, 2007 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the ‘‘Staff’’) concerning the Form 10-K for the fiscal year ended December 31, 2006 of RehabCare Group, Inc. (“RehabCare” or the ‘‘Company’’) filed with the Commission on March 14, 2007 (the ‘‘Form 10-K’’).

We have set forth below the text of each of the Staff’s comments contained in its comment letter, followed by the Company’s response. The Company expects that it will revise its future filings (beginning with either its Form 10-Q for the quarterly period ended June 30, 2007 or its Form 10-K for the fiscal year ended December 31, 2007, as appropriate) as noted in the responses below and summarized in Appendix A.

Form 10-K – December 31, 2006

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

1.

You state that the day’s sales outstanding for accounts receivable increased from 63.9 days for 2005 to 77.9 days for 2006. Please provide us, in disclosure-type format, the reasons for this increase (including a clarification of why contract therapy receivables have a longer collection cycle), the likelihood of it continuing and the effect it will have on liquidity for 2007. Please disclose your standard credit terms and explain any difference between those terms and the day’s sales in accounts receivable. Describe the steps you take in collecting accounts receivable and your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.

As discussed in our 10-K disclosure, the increase in days sales outstanding (“DSO”) in 2006 compared to 2005 was primarily due to the increased age of contract therapy receivables coupled with the greater proportionate mix of contract therapy receivables, including balances added via the July 1, 2006 acquisition of Symphony, which tend to have a longer collection cycle than the Company’s other receivable balances. We believe the increase in DSO for contract therapy

RehabCare Group, Inc.	Page 2

receivables was principally the result of a temporary shift in focus from collection activities to activities associated with the integration of Symphony corporate back office functions, including credit and collections, which resulted in some deterioration in both our legacy and RehabWorks contract therapy DSO. We do not believe the increase in DSO from 2005 to 2006 is indicative of a negative trend in the credit risk of our receivable portfolio after giving consideration to the effects of the Symphony acquisition. Over time, we expect contract therapy DSO to improve; however, we expect the Company’s overall DSO to remain higher than historical levels as a result of the greater mix of contract therapy receivables in our overall receivable portfolio.

Contract therapy receivables typically have a longer collection cycle than receivables from our other divisions. This is due to the fact that our contract therapy clients – skilled nursing facilities – generally receive a majority of their reimbursements from state Medicaid programs which tend to pay claims more slowly than Medicare and managed care programs. As a result, our contract therapy clients tend to adjust their vendor payments, including payments to us, to coincide with the timing of their reimbursements from the state Medicaid programs. As our clients’ collection cycle gets lengthened as a result of state Medicaid funding issues or other factors, we generally experience a comparable effect on our receivables.

We believe the above explanation provides sufficient information to understand why the Company’s DSO increased in 2006. We do not believe that disclosing our commercial terms and a more detailed description of our collection processes will significantly enhance this discussion.

Commitments and Contractual Obligations

2.	Please provide us a revised version of your contractual obligation table that includes interest to be paid related to long-term debt as it is part of that contractual obligation.

The following table summarizes our scheduled contractual commitments, inclusive of interest, as of December 31, 2006 (in thousands):

		Less than	2-3	4-5	More than
	Total	1 year	years	years	5 years	Other
Operating leases	$115,864	$8,709	$19,612	$16,659	$70,884	$—
Purchase obligations	3,641	1,887	1,754	—	—	—
Long-term debt (a)	156,375	13,905	21,967	120,503	—	—
Other long-term liabilities	4,432	—	—	—	—	4,432
Total	$280,312	$24,501	$43,333	$137,162	$70,884	$4,432

(a)

Includes interest at stated rates on each long-term borrowing. Assumes each borrowing remains outstanding until the scheduled maturity date. For amounts outstanding under our revolving credit facility, interest reported above was calculated using the actual weighted average borrowing rate and amounts outstanding at December 31, 2006. Because the interest rates paid under the revolving credit facility fluctuate with LIBOR and the prime rate, actual interest payments will differ based on actual LIBOR and prime rates and actual amounts outstanding for the applicable periods.

RehabCare Group, Inc.	Page 3

Critical Accounting Policies

Allowance for Doubtful Accounts

3.	Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

a)

Provide in comparative tabular format the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, the information should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. Include whether or not your billing system has the capacity to provide an aging schedule of your receivables, and if not, clarify how this affects your ability to estimate your allowance for bad debts.

For the significant majority of our program management receivables, we receive payment directly from our clients – acute care hospitals and skilled nursing facilities. Accordingly, a receivable aging by payor classification is not relevant for those businesses. As detailed in the tables below, freestanding hospital receivables represented 9.6% of the Company’s total accounts receivable balance before allowances for doubtful accounts as of December 31, 2006 and self-pay receivables were approximately 3% of the hospital total. In 2005, the freestanding hospital balances were even a smaller percentage of the Company’s total accounts receivable balances. As a result, based on materiality considerations, we do not believe that additional detailed disclosures in our regular periodic filings of receivables by payor type and aging categories for the freestanding hospital segment would be meaningful at the current time.

The tables below provide an aging of the Company’s receivables (before contractual allowances and allowances for doubtful accounts) as of December 31, 2006 and 2005 and an aging of our freestanding hospital receivables by payor classification as of December 31, 2006 (amounts in millions).

Consolidated
December 31,	0-60	61-120	over 120	Unbilled	Subtotal	Contractual Allowance	Total
2006	$ 105.4	$ 40.1	$ 33.6	$ 12.8	$ 191.9	(23.8)	$ 168.1
2005	69.7	18.5	9.3	3.8	101.3	(7.8)	93.5

Freestanding hospitals
December 31, 2006	0-60	61-120	over 120	Unbilled	Subtotal	Contractual Allowance	Total

Medicare	$ 11.7	$ 3.5	$ 0.8	$ 5.6	$ 21.6	(12.2)	$ 9.4
Medicaid	0.3	0.3	0.9	0.1	1.6	(0.7)	0.9
Managed care	5.7	1.8	2.0	2.2	11.7	(8.1)	3.6
Self-pay	0.1	0.2	0.2	—	0.5	—	0.5
Other	0.3	0.4	1.4	0.1	2.2	(0.5)	1.7
	$ 18.1	$ 6.2	$ 5.3	$ 8.0	$ 37.6	(21.5)	$ 16.1

RehabCare Group, Inc.	Page 4

Each of our billing systems has the capacity to provide an overall aging of our receivables. For our freestanding hospitals, our billing systems can produce an aging of our receivables by payor classification. We utilized those systems to prepare the above table of freestanding hospital receivables by payor classification.

b)	Quantify the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

A 1% change in the Company’s obligations for unsettled cost reports and contractual allowances recorded at December 31, 2006 would result in an aggregate impact on pretax earnings of approximately $0.2 million.

c)

If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), provide the balances of such amounts, where they have been classified in your aging categories, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, provide why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

As of December 31, 2006, our program management segment had less than $0.1 million of Medicaid Pending receivables. The freestanding hospital segment normally gets pre-approval for Medicaid patients prior to admission. As a result, that segment also had no material Medicaid Pending receivables as of December 31, 2006. These immaterial balances have been classified as Medicaid receivables. Other immaterial amounts, such as patient deductibles and copayments, are reclassified into the self-pay category after the third party payors have remitted their payment. We have not calculated the historical percentage of accounts that get reclassified into self-pay because to date they have not been a material part of our business.

Contractual Allowances

4.

Please quantify for us in disclosure type format the amount of contractual allowances that you charged to revenues for each period presented. If the year over year increase is significant, identify the nature and timing of the increases, explicitly identifying and describing in reasonable specificity the recent reimbursement activity or any additional information acquired since the last reporting date that led to the change. Clarify how you estimate contractual adjustments. Disclose whether you are aware of any material claims, disputes, or unsettled matters with third-party payers; and, disclose the financial effects of any material settlements with third-party payers.

As noted in our 2005 Form 10-K, contractual allowances were not a significant accounting policy until our acquisition of the assets of MeadowBrook Healthcare, Inc. in 2005. These assets are part of our freestanding hospitals segment. Contractual allowances are not significant in our other segments and represent less than 2% of total revenue from any other segment. The following table shows the amount of contractual allowances charged to revenues by our freestanding hospital segment during the years ended December 31, 2006, 2005 and 2004 (dollar in millions).

Freestanding Hospitals
	2006	2005	2004
Gross patient revenues	$ 148.2	$ 35.7	—
Net patient revenues	75.4	21.0	—
Contractual allowances charged to revenues	$ 72.8	$ 14.7	—
Contractual allowances as a % of revenues	49%	41%	—

RehabCare Group, Inc.	Page 5

Our acquisition of the assets of MeadowBrook was completed on August 1, 2005; therefore, only five months of MeadowBrook’s revenues are included in our financial statements for 2005. The remaining increase in revenues, and in turn contractual allowances, reflects the acquisitions of Solara Hospital of New Orleans (now known as Louisiana Specialty Hospital) effective June 1, 2006 and Memorial Rehabilitation Hospital in Midland, Texas effective July 1, 2006 and the openings of new freestanding hospitals in Arlington, Texas in December 2005 and Amarillo, Texas in October 2006. Contractual allowances increased as a percentage of revenues from 2005 to 2006 primarily as a result of the 2006 acquisition of Louisiana Specialty Hospital, which has a much higher percentage of contractual allowances due to a higher charge structure than the other freestanding hospitals.

Our freestanding hospitals recognize net patient revenues in the reporting period in which the services are performed based on our current billing rates, less actual adjustments and estimated discounts for contractual allowances. An individual patient’s bill is subject to adjustment on a patient-by-patient basis in the ordinary course of business by the payers following their review of each particular bill. We estimate the discounts for contractual allowances, on an individual hospital basis by developing a reimbursement rate for each payer category based on the ratio of actual payments for discharged patients and expected payments for in-house patients to our gross patient charges for the last 60 days. This rate is applied to the current month’s gross charges to determine our net patient revenues and estimated contractual allowances for the current month. Any difference between the estimated contractual allowance and the actual amount is posted as a contractual adjustment to revenue in the month the difference is determined. These estimates are regularly reviewed for accuracy by taking into consideration known changes to contract terms, laws and regulations and payment history. If such information indicates that our allowances are overstated or understated, we reduce or provide for additional allowances as appropriate in the period in which we make such a determination.

We are not aware of any material claims, disputes, or unsettled matters with third-party payers. We did not record any significant contractual adjustments related to settlements with third-party payers in 2005 or 2006.

5.

For each period presented, quantify for us in disclosure type format the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2006, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2005 and the amount of the new estimate or settlement amount that was recorded during 2006.

Our interpretation of the question above is that you are asking us to present the disclosures required by SOP 00-1. Based on this interpretation, our disclosure would have been as follows:

During 2005 and 2006, the net impact of prior year Medicare cost report settlements, compared to amounts previously estimated and accrued, was approximately $0.1 million in each year. Because the Company had not yet formed its freestanding hospital segment in 2004, during that year there were no settlements of prior year Medicare cost reports.

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Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Overview of Company and Summary of Significant Accounting Policies

Revenues and Costs

6.

Provide us in disclosure-type format each of your accounting policies for recognizing revenue earned under government programs, third-party payors, healthcare providers, hospitals and skilled nursing facilities.

In the Company’s program management services segment, the Company derives a significant majority of its revenues from fees paid directly by healthcare providers (i.e., acute care hospitals and skilled nursing facilities) rather than through payment or reimbursement by government or other third-party payors. Revenues are generally recognized as services are provided to patients based on the contractually agreed upon rate per unit of service or rate per patient discharge. The Company’s inpatient business also accrues revenues at the end of each period for services provided to patients that have not been discharged by the period end based on the number of patient days completed as a percentage of the average length of stay for the facility under contract.

The Company’s freestanding hospital segment derives substantially all of its revenues from fees for patient care services, which are usually reimbursed by Medicare, Medicaid or third party managed care programs.

The Company’s freestanding hospitals recognize net patient revenues in the reporting period in which the services are performed based on our current gross billing rates, less actual adjustments and estimated discounts for contractual allowances. These allowances are principally required for patients covered by Medicare, Medicaid, managed care health plans and other third-party payors. Laws governing the Medicare and Medicaid programs are complex and subject to interpretation. All healthcare providers participating in the Medicare and Medicaid programs are required to meet certain financial reporting requirements. Federal regulations require submission of annual cost reports covering medical costs and expenses associated with the services provided by each facility to program beneficiaries. Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to RehabCare under these reimbursement programs.

In estimating the discounts for contractual allowances, the Company reduces its gross patient receivables to the estimated amount that will be recovered for the service rendered based upon previously agreed to rates with the payor. These estimates are regularly reviewed for accuracy by taking into consideration known changes to contract terms, laws and regulations and payment history. If such information indicates that the Company’s allowances are overstated or understated, the Company reduces or provides for additional allowances as appropriate in the period in which such a determination is made.

At the end of each period, our freestanding hospitals accrue revenue related to patients that have not yet been discharged by multiplying the number of days the patient has been in the hospital by the average per diem reimbursement rate.

Prospectively, in future filings, the Company will modify its Summary of Significant Accounting Policies to more fully describe our revenue recognition policies.

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Goodwill and Other Intangible Assets

7.

Please provide us in disclosure type format a revised version of your tables that includes the disclosures required by paragraphs 26(a) and (c) of FAS 144 for each impairment of intangible assets recognized in each year presented and paragraphs 45-47 of FAS 142 for impairment and other changes in Goodwill in each year presented.

We believe our disclosures in note 6 to our financial statements, including the tables, contain the disclosures required by paragraphs 26 (a) and (c) of FAS 144 and paragraphs 45-47 of FAS 142 except we failed to disclose the method or methods used to determine fair value of the VitalCare trade name and the VitalCare asset group. Prospectively, we would propose to make the following changes highlighted in bold to our existing disclosures to address the requirement to disclose the methods used to determine fair value:

In accordance with the provisions of Statement No. 142, “Goodwill and Other Intangible Assets,” the Company performs an annual test of impairment for goodwill and other indefinite lived intangible assets. The impairment analysis is performed more frequently if events or changes in circumstances indicate that the carrying amount of such assets may exceed fair value. The Company performed a test for impairment for goodwill and other indefinite lived intangible assets as of December 31, 2006 and 2005. Based upon the results of the tests performed, no impairment of goodwill or intangible assets with indefinite useful lives was identified in 2006; however, in 2005, the Company recognized an impairment loss of $0.8 million in its program management segment to reduce the carrying value of the trade name it acquired in the March 1, 2004 acquisition of the common stock of American VitalCare, Inc. and its sister company, Managed Alternative Care, Inc. (collectively “VitalCare”). The Company also determined that this intangible asset no longer has an indefinite life, and in 2006, began amortizing the trade name on a straight-line basis over its remaining estimated useful life. The fair value of the VitalCare trade name was determined by estimating the present value of royalties that the Company would have otherwise paid at estimated market rates, taking into consideration specific variables such as name recognition and geographic scope, for the use of that trade name.

Under Statement No. 144, a long-lived asset (or asset group) should be tested for recoverability and possible impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. In 2005, the assets of VitalCare generated operating losses and the Company’s projections demonstrated potential continuing losses associated with this asset group. Through its impairment analysis, the Company determined that the carrying value of the VitalCare asset group at December 31, 2005 was not recoverable because it exceeded the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset group. As a result, the Company recognized an impairment loss of $3.4 million on contractual customer relationships, which is equal to the amount by which the carrying value of the VitalCare asset group exceeded its fair value. The Company computed the fair value of the VitalCare asset group using a present value technique and the Company’s projections of cash flow expected to be generated over the remaining estimated useful life of the contractual customer relationships, the primary asset within the asset group.

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Business Combinations

8.

Tell us the nature and amount of each component comprising the $5.8 million of exit costs accrued related to Symphony, for example, employee termination costs, lease exit costs, etc. Update for us the amount of the accrued exit costs as of March 31, 2007 and to the most recent practicable date. Information as of each reporting dating should be included in each quarterly and annual filing until the accrued balance has been eliminated as required by EITF 95-3.

As disclosed in note 7 to our 2006 financial statements, accrued exit costs represent estimates of employee termination costs and lease exit costs associated with exiting certain Symphony pre-acquisition activities. Each of these costs is more fully described in our footnote. Symphony was acquired on July 1, 2006. The following table provides a roll-forward of the liability for accrued exit costs from the acquisition date through March 31, 2007 (amounts in millions):

	Employee	Lease	Total
	Termination	Exit	Exit
	Costs	Costs	Costs
Balance, July 1, 2006	$ 4.2	$ 1.6	$ 5.8
Payments	(1.8)	(0.4)	(2.2)
Balance, December 31, 2006	$ 2.4	$ 1.2	$ 3.6
Change in purchase price allocation	—	0.1	0.1
Payments	(0.7)	(0.1)	(0.8)
Balance, March 31, 2007	$ 1.7	$ 1.2	$ 2.9

Prospectively, in future filings, the Company will disclose the activity in the liability account as required by EITF 95-3.

Commitments

9.

Please provide us with the key elements of the 2003 agreement with Signature Healthcare Foundation and how they relate to your ability to recover the past due note receivable. Provide us your analysis, under paragraph 8 of FAS 5 as to why you have not taken an impairment loss, or bad debt reserve, on this loan at December 31, 2006.

The Company entered into a line of credit and term loan agreement with Signature Healthcare Foundation (“Signature”) effective December 31, 2003. Pursuant to the agreement, RehabCare extended a $2.0 million line of credit to Signature. The agreement was amended and restated effective August 1, 2005. By December 31, 2005, Signature had drawn approximately $1.4 million against the line of credit. Signature used the proceeds from the loans to continue the growth and expansion of its outpatient therapy clinics and to purchase the operations of an existing home health business and commence operation of Signature’s home health business.

Pursuant to the terms of the 2005 amended and restated line of credit and term loan agreement, on December 31, 2006 approximately $1.0 million of the balance outstanding was converted into a five-year term note requiring 60 equal monthly principal payments until the balance is paid in full. As of December 31, 2006, the Company believed it was probable that Signature would be unable to pay all of the amounts due according to the contractual terms of the term note; and therefore, the term note met the FAS 114 paragraph 8 definition of an impaired loan. Signature subsequently defaulted on the first principal payment that was due in January 2007; however, they continued to make required interest payments. This default was not unexpected as Signature’s outpatient

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therapy and home health businesses are still in the growth phase and as a result their working capital needs have also grown. Following the guidance in FAS 114, we prepared an analysis of the expected future cash flows of the impaired loan. Based on that analysis, the present value of the expected future cash flows exceeded the Company’s recorded investment in the loan. Thus, it was not necessary to recognize an impairment loss at December 31, 2006.

Sale of Business

10.

We have the following comments related to the accounting for the February 2, 2004 sale of your StarMed business to InteliStaf in exchange for 25% of the common stock of InteliStaf and impairment losses recognized in 2005 and 2006:

a)

Explain why you did not present the StarMed division as discontinued operations. Specifically tell us how you applied the guidance in paragraph 42 of FAS 144 and EITF 03-13 in arriving at this decision.

In accordance with paragraph 42 of FAS 144, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of a disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. EITF 03-13 provides additional guidance for determining if one or both of the aforementioned criteria have been met stating that many factors should be evaluated, both quantitative and qualitative, based on the specific facts and circumstances involved.

Based on these criteria, RehabCare management concluded that the StarMed division did not meet the definition of a discontinued operation due to RehabCare’s continued involvement with the business through it equity investment in InteliStaf. Through its representation on the board of directors of InteliStaf (2 of 7 members, including the appointment of the Chairman of the Audit Committee), RehabCare expected to have the ability, and intended to use that ability, to significantly influence InteliStaf’s operating and financial policies.

b)

In Note 15 to the financial statements, you state “The Company recorded its initial investment in InteliStaf at its fair value of $40 million, as determined by a third party valuation firm”. On page 63 of your Form 10-K for 2005, you state that this valuation at the transaction date “exceeded its share of the book value of InteliStaf’s stockholders’ equity on a fully diluted basis by approximately $17.8 million” which you accounted for as additional goodwill. Tell us the name of the third party valuation firm. Tell us how you arrived at the $40 million fair value for your initial investment and justified its $17.8 million excess value over book value. In so doing, please disclose the significant factors, assumptions and methodologies used in that determination. Reconcile this $40 million valuation of your InteliStaf’s investment to your determination of the net fair value of the assets of StarMed at the transaction date which you also stated was determined by a third party valuation firm. Tell us the name of that third party valuation firm, if different, and disclose the significant factors, assumptions and methodologies used in that determination. Tell us which valuation you considered most appropriate to use in accounting for this transaction, the fair value of the stock acquired or the fair value of the assets and business sold. Provide us with specific authoritative literature you used as your basis for accounting for this non-monetary sale of a business division in exchange for an equity interest in a privately held, thinly capitalized and heavily leveraged corporation.

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The Company concluded that the StarMed division met the definition of assets to be disposed of by sale as of December 31, 2003 in accordance with the criteria in paragraph 30 of FAS 144. As a result, in accordance with the provisions of paragraph 34 of FAS 144, the StarMed division was classified as held for sale and the assets and liabilities of the division were measured at the lower of carrying value or fair value less costs to sell. The Company engaged Merrill Lynch to assist management and the board of directors in the evaluation of divestiture options for the StarMed division. As part of this process, management also assessed the requirement to determine the fair value of the division and determine whether an impairment of assets existed either under FAS 144 or FAS 142 (as the division represented a reporting unit). Using undiscounted cash flow projections, management determined that an impairment under FAS 144 did not exist. However, under FAS 142, management determined that an impairment did exist when comparing book value to fair value of the reporting unit. As part of the Company’s engagement of Merrill Lynch, management had Merrill Lynch compute the fair value of the division using a variety of valuation techniques, as directed by paragraphs 24 and 25 of FAS 142 (as quoted market prices were not available for this reporting unit). The various valuation techniques utilized included using market comparable EBITDA multiples, market comparable P/E multiples, present values of future cash flow estimates and preliminary value indications received from Merrill Lynch’s marketing efforts. The underlying long range financial projections used by Merrill Lynch in these valuations were developed by Company management. Based on the range of value estimates developed by Merrill Lynch, management concluded that the fair value of the division was approximately $40 million and the net assets of the division were written down to this value less estimated cost to sell.

Upon consummating the sale of the StarMed division in February 2004, management concluded that the exchange transaction should be accounted for at fair value based on the guidance provided in APB 29 and EITF 01-2 issues 1(b), 6 and 13(a). As indicated by the SEC Observer in Issue 1(b) of EITF 01-2, transactions by SEC registrants that involve the exchange of a business for any nonmonetary asset(s), including an equity method investment that is not an interest in a joint venture, are not exchanges of productive assets and must be accounted for at fair value unless fair value is not determinable within reasonable limits. As part of Merrill Lynch’s analysis of divestiture options, management also engaged Merrill Lynch to perform an analysis of the fair value to be received by the Company in the proposed transaction with InteliStaf (i.e., the equity investment in the newly combined companies) to assess the fairness of the transaction. Merrill Lynch utilized various valuation methodologies on financial and operational data provided by InteliStaf, and long range projections developed by Company and InteliStaf management, including market comparable EBITDA multiples, market comparable P/E multiples and discounted cash flow estimates, to derive a range of estimated fair values for RehabCare’s equity interest in InteliStaf. Using this data, management concluded that the fair value of its investment in InteliStaf was $40 million or equivalent to the fair value of the StarMed division being given up in the exchange. In making this determination, management considered both the range of estimated fair values for the StarMed division and the range of estimated fair values for the equity interest in InteliStaf weighing the relative strengths and weaknesses of the various valuation methodologies.

Upon consummating the sale, the Company recorded a $0.5 million gain as a result of the net effects of adjusting the estimated costs to sell for then current information, recording a liability for the estimated fair value of the indemnification provided to InteliStaf, and adjusting for the impact of changes in the underlying assets and liability balances, principally due to working capital settlements, between December 31, 2003 and February 2, 2004. No other gains or losses were recognized on the exchange transaction as management determined that the fair value of the

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control business being exchanged was comparable to the fair value of the equity interest in InteliStaf being received.

c)

Provide us your analysis, under paragraph 8 of FAS 5 and paragraph 19(h) of APB 18 as to why the $2.8 million residual investment in InteliStaf was not considered impaired and written off at December 31, 2005.

As discussed in note 15 of our 2005 financial statements, InteliStaf management retained a third party valuation firm (Accuval) to estimate the fair value of InteliStaf’s business in connection with InteliStaf management’s assessment of their own potential goodwill impairment. Accuval’s valuation, which was primarily based on discounted cash flows using projections developed by InteliStaf’s management, was performed as of October 1, 2005. We obtained a copy of the Accuval valuation, which indicated that the carrying amount of the Company’s investment in InteliStaf exceeded its fair value by approximately $25.4 million. The Company reviewed qualitative and quantitative evidence, both positive and negative, to assess whether this decline in value was other than temporary as directed in APB 18, paragraph 19(h). The primary factors considered by the Company included InteliStaf’s on-going losses despite improved performance seen by competitors in the same industry, Intelistaf’s financial projections showing an extended period until a recovery would occur, combined with InteliStaf’s inability to consistently meet its own financial projections, and InteliStaf’s on-going liquidity issues. Based on this analysis, the Company concluded there was an other than temporary decline in the value of the Company’s investment in InteliStaf. Accordingly, the Company wrote down the carrying value of its investment by approximately $25.4 million. This impairment combined with the Company’s share of InteliStaf’s operating losses reduced the carrying value of the Company’s investment in InteliStaf to $2.8 million at December 31, 2005.

The fair value of the Company’s investment in InteliStaf as of December 31, 2005 approximated its carrying value of $2.8 million. The Company subsequently made the decision to abandon its interest in InteliStaf on March 3, 2006; therefore, the $2.8 million write-off was recognized in the first quarter of 2006. We disclosed the facts and circumstances related to the $2.8 million write-off in note 22 to our 2005 financial statements.

Investments in Unconsolidated Affiliates

11.

Provide us a roll-forward schedule for each year presented reflecting the individual components of charges and credits to both your line items “Equity in net loss of affiliates” on your statement of earnings (share of earnings or loss, impairment charges etc.) and “Investment in unconsolidated affiliates”. We may have further comments.

The following table provides a roll-forward of “investments in unconsolidated affiliates” from January 1, 2004 through December 31, 2006 (amounts in millions):

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	Investment	Investment
	in	in Howard
	InteliStaf	Regional	Total
Balance, January 1, 2004	$ —	$ —	$ —
Investment in InteliStaf	40.0	—	40.0
Equity share of investee’s losses	(0.7)	—	(0.7)
Balance, December 31, 2004	$ 39.3	$ —	$ 39.3
Investment in Howard Regional	—	3.6	3.6
Impairment loss	(25.4)	—	(25.4)
Equity share of investee’s losses	(11.1)	(0.1)	(11.2)
Balance, December 31, 2005	$ 2.8	$ 3.5	$ 6.3
Abandonment of investment in InteliStaf	(2.8)	—	(2.8)
Equity share of investee’s losses	—	(0.2)	(0.2)
Balance, December 31, 2006	$ —	$ 3.3	$ 3.3

The $25.4 million impairment loss and $2.8 million loss on abandonment were included in the line item “equity in net loss of affiliates” on the Company’s statement of earnings in 2005 and 2006, respectively.

Form 10-Q for March 31, 2007

12.	Explain why the provision for doubtful accounts increased in 2007 as compared to 2006. Direct us to disclosure in Form 10-Q explaining this or provide us disclosure to be included in future filings.

The provision for doubtful accounts for the quarter ended March 31, 2007 was approximately $2.7 million compared to $1.1 million in the first quarter of 2006 or an increase of approximately $1.6 million. Approximately $1.4 million of this increase is attributable to provisions for doubtful accounts related to activities of the RehabWorks contract therapy business which was acquired in the Symphony transaction on July 1, 2006. During the first quarter of 2007, the provision for doubtful accounts attributable to the RehabWorks business was a greater percentage of revenue than the historical levels for our legacy contract therapy business. We concluded that an incremental provision for doubtful accounts for RehabWorks receivables was warranted in the first quarter of 2007 primarily based on our assessment of the collection risk of several larger clients where we recently terminated services and our assessment of the overall risk in the portfolio of RehabWorks receivables.

In the MD&A of our Form 10-Q, we disclosed the fact that direct operating expenses of the contract therapy division increased primarily as a result of the direct operating expenses associated with the acquisition of Symphony’s RehabWorks business; however, we did not explicitly state that one component of the increase in direct operating expenses was the provision for bad debts associated with the RehabWorks business. In our second quarter 2007 Form 10-Q, we will disclose information comparable to the first paragraph of our response above. In subsequent periods, the year over year quarterly comparisons will include the Symphony businesses in both periods. Accordingly, our disclosures in MD&A will focus on material fluctuations from period to period, if any, resulting from operating activities and trends.

RehabCare Group, Inc.	Page 13

* * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and that Staff comments or changes to disclosure in response to Staff comments on the Form 10-K do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at 314-659-2189.

Sincerely,

/s/ Jay W. Shreiner

Jay W. Shreiner

Senior Vice President and

Chief Financial Officer

RehabCare Group, Inc.	Page 14

Appendix A

Implementation Timeline of Prospective Disclosures

Comment	Area/Footnote	Specific Disclosure	Prospective Period to be Disclosed

1	Management’s Discussion & Analysis of Financial Condition and Results of Operations	More fully describe the reasons for any changes in the Company’s days sales outstanding for accounts receivable	June 30, 2007

2	Management’s Discussion & Analysis of Financial Condition and Results of Operations	In the contractual obligation table, include interest to be paid related to long-term debt	December 31, 2007

4	Management’s Discussion & Analysis of Financial Condition and Results of Operations	In the summary of critical accounting policies and estimates, more fully describe the process by which the Company estimates contractual allowances	December 31, 2007

6	Note 1: Summary of Significant Accounting Policies – Revenue Recognition	More fully describe the Company’s accounting policies for recognizing revenues earned from the various sources of revenue	December 31, 2007

7	Note 6: Goodwill and Other Intangible Assets	Disclose the method used for determining the fair value of impaired intangible assets	December 31, 2007

8	Note 7: Business Combinations	Disclose the activity in the accrued exit costs liability account as required by EITF 95-3	June 30, 2007

12	Management’s Discussion & Analysis of Financial Condition and Results of Operations	Disclose more thoroughly the reasons for fluctuations in the provision for doubtful accounts	June 30, 2007